Exhibit 99.8

Press Release

For Immediate Release

CVB Financial Corp. Christopher D. Myers President and Chief Executive Officer (909) 980-4030	Community Bank David R. Misch Chief Executive Officer (800) 788-9999

CVB Financial Corp. and Community Bank Announce Agreement to Merge

Highlights of Announced Transaction

•	Strengthens Citizens Business Bank’s (“Citizens”) presence in Southern California with greater than $12 billion in total assets on a pro forma basis

•	Citizens, founded in 1974, and Community Bank (“Community”), founded in 1945, are two institutions that have stood the test of time

•	Complementary business banking models with similar core values and corporate cultures

•	Expected to result in 12% earnings per share accretion in 2019, excluding one-time transaction costs

Ontario, CA and Pasadena, CA, February 26, 2018 - CVB Financial Corp. (Nasdaq: CVBF) and Community Bank (OTC Pink: CYHT) announced today that they have entered into an agreement and plan of reorganization and merger (the “Agreement”), pursuant to which Community will merge with and into Citizens in a stock and cash transaction valued at approximately $878.3 million, based on CVBF’s closing stock price of $23.37 on February 23, 2018. The merger will increase Citizens’ total assets to approximately $12.0 billion on a pro forma basis as of December 31, 2017.

CVBF expects the merger to result in approximately 12% earnings per share accretion in 2019, excluding one-time transaction costs. CVBF anticipates the merger to be approximately 11%

dilutive to tangible book value per share at closing with an earn back period of approximately 4.9 years and an internal rate of return of greater than 15%. Additionally, at closing, Marshall V. Laitsch, Chairman of the Board of Community, will join the Board of CVBF.

Community Bank, headquartered in Pasadena, California, had approximately $3.7 billion in total assets, $2.7 billion in gross loans and $2.9 billion in total deposits as of December 31, 2017. Community has sixteen branch locations throughout the greater Los Angeles and Orange County areas.

Christopher D. Myers, President and Chief Executive Officer of CVB Financial Corp. and Citizens Business Bank, stated, “We are excited to be merging with a successful business bank that has been built customer by customer for the past 74 years. Our combination with Community Bank provides us tremendous financial opportunity in terms of depth of talent, a strong and diverse customer base, and significant geographic overlap. We have truly admired this franchise for a long time. The reality of blending our two teams is very exciting.”

David R. Misch, Chief Executive Officer of Community Bank, commented, “We are delighted to be joining forces with an organization that so strongly complements and builds upon Community Bank’s long-standing tradition of customer, employee and community focus.”

Pursuant to the Agreement, each share of Community common stock, including unvested restricted stock units, will receive a fixed consideration consisting of 9.4595 shares of CVBF common stock and $56.00 per share in cash. CVBF will pay aggregate consideration of approximately 30.0 million shares of CVBF common stock and $177.5 million in cash, subject to purchase price adjustment provisions and other terms set forth in the Agreement. Giving effect to the merger, Community shareholders would hold, in aggregate, approximately 21.4% of CVBF’s outstanding common stock following the merger.

Upon completion of the merger, Community will operate as Citizens Business Bank and will continue to deliver the high-touch level of service that its customers expect, with an expanded branch and ATM network and a broad range of products and services, including expertise in personal, small business, private and corporate banking, as well as treasury management and trust services.

The boards of directors of Community, CVBF and Citizens have approved the proposed merger.

The closing of the merger is subject to customary regulatory approvals and the approval of CVBF and Community shareholders, and is anticipated to occur in the third quarter of 2018.

Advisors

Keefe, Bruyette & Woods, A Stifel Company served as financial advisor to CVBF, and Morrison & Foerster LLP served as legal counsel to CVBF. D.A. Davidson & Co. served as financial advisor to Community, and Manatt, Phelps & Phillips LLP served as legal counsel to Community.

Conference Call and Investor Presentation

Management will hold a conference call at 8:00 a.m. PST/11:00 a.m. EST on Tuesday, February 27, 2018 to discuss the announced merger between CVB Financial Corp. and Community Bank.

To listen to the conference call, please dial (877) 506-3368. A taped replay will be made available approximately one hour after the conclusion of the call and will remain available through March 13, 2018 at 6:00 a.m. PST/9:00 a.m. EST. To access the replay, please dial (877) 344-7529, passcode 10117628.

The conference call will also be simultaneously webcast over the Internet together with presentation slides; please visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab to access the call from the site. Please access the website 15 minutes prior to the call to download any necessary audio software. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call, and will be available on the website for approximately 12 months.

The presentation to be discussed on the conference call will be filed with the SEC and made available on the Company’s website.

About CVB Financial Corp.

CVB Financial Corp. (“CVBF”) is the holding company for Citizens Business Bank. CVBF is the ninth largest bank holding company headquartered in California with assets of approximately $8.3 billion. Citizens Business Bank is consistently recognized as one of the top performing banks in the nation and offers a wide array of banking, lending and investing services through 51 banking centers and 3 trust office locations serving the Inland Empire, Los Angeles County, Orange County, San Diego County, Ventura County, Santa Barbara County, and the Central Valley area of California.

Shares of CVB Financial Corp. common stock are listed on the Nasdaq under the ticker symbol “CVBF.” For investor information on CVB Financial Corp., visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab.

About Community Bank

Community Bank is an independent and family-owned regional bank with assets of $3.7 billion and 16 locations throughout Southern California. Founded in 1945, Community Bank utilizes its experience, suite of financial services and unique Partnership Banking® approach to help its clients grow and succeed. For more information on Community Bank, log on to www.cbank.com. Member FDIC.

Community Bank stock is traded on the OTC Pink under the ticker symbol “CYHT.”

Safe Harbor

Certain matters set forth herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to CVBF’s current expectations regarding the proposed merger, its business plans and expectations and its future financial position and operating results. Words such as “expects”, “will likely result”, “aims”, “anticipates”, “believes”, “could”, “estimates”, “expects”, “hopes”, “intends”, “may”, “plans”, “projects”, “seeks”, “should”, “will” and variations of these words and similar expressions help to identify these forward looking statements, which involve risks and uncertainties. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to: CVBF’s ability to realize anticipated cost savings, economies of scale and/or revenue and business franchise enhancements from the proposed merger within expected time frames or at all; whether governmental approvals for the proposed merger will be obtained within expected time frames or ever; whether the other conditions to the closing of the proposed merger, including approval by CVBF and Community shareholders, are satisfied; local, regional, national and international economic and market conditions and events and the impact they may have on CVBF, CVBF’s customers, assets, and liabilities; changes in CVBF or Community’s organization, management, compensation and benefit plans, and the ability of CVBF and Community to retain or expand their respective management teams and/or boards of directors; CVBF’s success at managing the risks involved in the foregoing items and all other factors set forth in CVBF’s public reports including its Annual Report on Form 10-K for the year ended December 31, 2016, and particularly the discussion of risk factors within that document. CVBF does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Statement about future operating results, such as those concerning accretion and dilution to CVBF’s earnings or shareholders are for illustrative purposes only, are not forecasts and actual results may differ.

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Community and a Prospectus of CVBF, as well as other relevant documents concerning the proposed transaction. The final proxy statement/prospectus will be distributed to the shareholders of CVBF and Community in connection with their vote on the proposed transaction.

SHAREHOLDERS OF CVBF AND COMMUNITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents CVBF filed with the SEC may be obtained free of charge at the SEC’s website, http://www.sec.gov, at the investor relations portion of CVBF’s website, https://www.cbbank.com, by contacting Myrna DiSanto, Investor Relations, CVB Financial Corp., 701 N Haven Avenue, Ontario, CA 91764 or by telephone at (909) 980-4030 or by contacting David R. Misch, Chief Executive Officer, Community Bank, 460 Sierra Madre Villa Avenue, Pasadena, CA 91107 or by telephone at (800) 788-9999.

CVBF and Community and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CVBF and Community in connection with the merger. Information about the directors and executive officers of CVBF and their ownership of CVBF common stock is set forth in CVBF’s proxy statement filed with the SEC on April 6, 2017. Information about the directors and executive officers of Community will be set forth in the Proxy Statement/Prospectus regarding the proposed transaction. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.